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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3 )*

                              LSI INDUSTRIES, INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                    50216C108
                                 (CUSIP Number)

                                DECEMBER 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50216C108

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          1.       Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). FLEETBOSTON FINANCIAL CORPORATION
                   05-0341324

--------------------------------------------------------------------------------
          2.       Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)   [ ]

                   (b)   [ ]

--------------------------------------------------------------------------------
          3.       SEC Use Only



--------------------------------------------------------------------------------
          4.       Citizenship or Place of Organization.
                   100 FEDERAL STREET
                   BOSTON, MASSACHUSETTS 02110

--------------------------------------------------------------------------------
   Number of         5.   Sole Voting Power  754,167

     Shares          -----------------------------------------------------------
                     6.   Shared Voting Power  0
 Beneficially
                     -----------------------------------------------------------
    Owned by         7.   Sole Dispositive Power  1,118,667

 Each Reporting      -----------------------------------------------------------
                     8.   Shared Dispositive Power  0
  Person With
--------------------------------------------------------------------------------
          9.       Aggregate Amount Beneficially Owned by Each Reporting
                   Person 1,118,667

--------------------------------------------------------------------------------
          10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
          11.      Percent of Class Represented by Amount in Row (11) 7.1325%


--------------------------------------------------------------------------------
          12.      Type of Reporting Person (See Instructions)  HC

--------------------------------------------------------------------------------

ITEM 1.

            (a)          Name of Issuer  LSI INDUSTRIES, INC.

            (b) Address of Issuer's Principal Executive Offices 10000 ALLIANCE ROAD
                         CINCINNATI, OH 45242

ITEM 2.

                         Name of Person Filing  FLEETBOSTON FINANCIAL
            (a)          CORPORATION

                         Address of Principal Business Office or, if none, Residence
            (b)          100 FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110

            (c)          Citizenship MASSACHUSETTS

            (d)          Title of Class of Securities  COMMON

            (e)          CUSIP Number  50216C108



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)         [ ]                  Broker or dealer registered under
                                             section 15 of the Act (15 U.S.C.
                                             78o).

            (b)         [ ]                  Bank as defined in section 3(a)(6)
                                             of the Act (15 U.S.C. 78c).

            (c)         [ ]                  Insurance company as defined in
                                             section 3(a)(19) of the Act (15
                                             U.S.C. 78c).

            (d)         [ ]                  Investment company registered under
                                             section 8 of the Investment Company
                                             Act of 1940 (15 U.S.C. 80a-8).

            (e)         [ ]                  An investment adviser in accordance
                                             with Section
                                             240.13d-1(b)(1)(ii)(E);

            (f)         [ ]                  An employee benefit plan or
                                             endowment fund in accordance with
                                             Section 240.13d-1(b)(1)(ii)(F);

            (g)         [X]                  A parent holding company or control
                                             person in accordance with Section
                                             240.13d-1(b)(1)(ii)(G);

            (h)         [ ]                  A savings associations as defined
                                             in Section 3(b) of the Federal
                                             Deposit Insurance Act (12 U.S.C.
                                             1813);

            (i)         [ ]                  A church plan that is excluded from
                                             the definition of an investment
                                             company under section 3(c)(14) of
                                             the Investment Company Act of 1940
                                             (15 U.S.C. 80a-3);

            (j)         [ ]                  Group, in accordance with Section
                                             240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)          Amount beneficially owned:  1,118,667

            (b)          Percent of class:   7.1325%

            (c)          Number of shares as to which the person has:

                                             Sole power to vote or to direct the
                                             vote
                         (i)                 754,167

                                             Shared power to vote or to direct
                         (ii)                the vote
                                              0

                         (iii) Sole power to dispose or to direct the disposition of 1,118,667

                         (iv) Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following []. Instruction:
Dissolution of a group requires a response to this item.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. EXHIBIT A ATTACHED

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.    CERTIFICATION

            (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              FEBRUARY 14, 2002
                              -----------------
                              Date

                              /S/ ERNEST L. PUSCHAVER
                              -----------------------
                              Signature

                              ERNEST L. PUSCHAVER, CHIEF ACCOUNTING OFFICER
                              ---------------------------------------------
                              Name/Title